FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Hockaday, Jr., Irvine O.	2. Issuer Name and Ticker or Trading Symbol The Estee Lauder Companies Inc.		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) 2600 Grand Avenue, Suite 450	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year October 29, 2002
(Street) Kansas City, MO 64108		5. If Amendment, Date of Original (Month/Day/Year) October 31, 2002	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Class A Common Stock	10/30/2002		A(1)	V	2,000	A	$29.32	3,000	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Units (Share Payout)	1:1	10/30/02		A(2)	V	900.05		(3)	(4)	Class A Common Stock	900.05	$27.78	900.05	D
Stock Units (Cash Payout)	1:1	10/29/02		A(5)	V	51.62		(6)	(7)	Class A Common Stock	51.62	$29.06		D
Stock Units (Cash Payout)	1:1	10/30/02		A(8)	V	1,074.35		(9)	(10)	Class A Common Stock	1,074.35	$29.32	5,030.90	D
Option - 10/30/02 Grant	$29.32	10/30/02		A(11)	V	5,000			10/30/12	Class A Common Stock	5,000	$29.32	5,000	D

Explanation of Responses:

(1) Granted pursuant to the Issuer's Non-Employee Director Share Incentive Plan.
(2) Granted pursuant to the Issuer's Non-Employee Director Share Incentive Plan. Price per unit is based on the average closing price of the Issuer's Class A Common Stock for the twenty days preceding the date of the grant.
(3) The stock units will be paid out in cash as of the first January 1 after the last date of the Reporting Person's service as a director of the Company.
(4) See note 3.
(5) Reflects grant of stock units in lieu of cash for meeting fees.
(6) See note 3.
(7) See note 3.
(8) Reflects grant of stock units in lieu of cash for meeting fees, quarterly retainer and committee chairman fee.
(9) See note 3.
(10) See note 3.
(11) Granted pursuant to the Issuer's Non-Employee Director Share Incentive Plan.

By: /s/ Spencer G. Smul Attorney-in-Fact **Signature of Reporting Person	December 27, 2002 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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